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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1

                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                      BOSTON CELTICS LIMITED PARTNERSHIP
                           (Name of Subject Company)

                          CASTLE CREEK PARTNERS, L.P.
                                   (Bidder)

                           Limited Partnership Units
                        (Title of Class of Securities)

                                   100577105
                     (CUSIP Number of Class of Securities)

                                Paul E. Gaston
                     Chief Executive Officer and President
                        Castle Creek Partners GP, Inc.
                              151 Merrimac Street
                               Boston, MA 02114
                                (617) 523-6050
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies To:

        Jeffrey L. Holden, Esq.                  John F. Olson, Esq.
     1155 Connecticut Avenue, N.W.           Gibson, Dunn & Crutcher LLP
        Washington, D.C. 20036         1050 Connecticut Ave., N.W., Suite 900
            (202) 429-6585                     Washington, D.C. 20036
                                                   (202) 955-8500

                           CALCULATION OF FILING FEE

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
            Transaction valuation                           Amount of filing fee
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
                 $7,310,000*                                       $1,462
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* For purposes of fee calculation only. The total transaction value is based on 430,000 limited partnership units (the "Units") offered to be purchased, multiplied by the offer price of $17.00 per Unit.

  The amount of the filing fee calculated in accordance with Regulation 240.0-
11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Units to be purchased.

[_]Check box if any part of the fee is offset as provided by Rules 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
   Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   None                Filing party: Not Applicable
Form or registration no.: Not Applicable      Date filed:   Not Applicable

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

                                 INTRODUCTION

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Castle Creek Partners, L.P. ("Castle Creek") to purchase up to 430,000 limited partnership units (the "Units") of Boston Celtics Limited
Partnership, a Delaware limited partnership ("BCLP"), at a price of $17.00 per Unit, net to the tendering Unitholder in cash, upon, and subject to, the terms set forth in the Offer to Purchase, dated as of January 13, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached to this Tender Offer
Statement as Exhibits (a)(1) and (a)(2), respectively.

  The information contained in this Statement concerning BCLP was derived from publicly available sources and supplied to Castle Creek by BCLP at Castle
Creek's expense. Castle Creek takes no responsibility for the accuracy of such information.

Item 1. Issuer and Class of Security Subject to the Transaction

  (a) The name of the subject entity is Boston Celtics Limited Partnership, a Delaware limited partnership, which has its principal executive offices at 151
Merrimac Street, Boston, Massachusetts 02114.

  (b) The class of equity securities being sought is BCLP's limited partnership units. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by this reference.

  (c) The information concerning the principal market in which the Units are traded and certain high and low sales prices for the Units in the principal market set forth in the Offer to Purchase under the caption "THE TENDER
OFFER--6. Price Range of the Units" is incorporated herein by this reference.

Item 2. Identity and Background

  (a)-(d), (g) This Statement is filed by Castle Creek. The information concerning the name, state or other place of organization, principal business and address of the principal office of Castle Creek, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Castle Creek's general partner, Castle Creek Partners GP, Inc., set forth in the Offer to Purchase under the captions "INTRODUCTION," and "THE TENDER OFFER--8. Certain
Information Concerning Castle Creek," and in Schedule I to the Offer to
Purchase, is incorporated herein by this reference.

  (e) and (f) During the last five years, neither Castle Creek nor, to the knowledge of Castle Creek, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Past Contacts, Transactions or Negotiations

  (a) Not applicable.

  (b) The information set forth in the Offer to Purchase under the captions
"INTRODUCTION," "THE TENDER OFFER--7. Certain Information Concerning BCLP,"
"THE TENDER OFFER--8. Certain Information Concerning Castle Creek," "THE
TENDER OFFER--10. Certain Transactions Between Castle Creek and BCLP" and "THE
TENDER OFFER--11. Contacts with BCLP; Background of the Offer" is incorporated herein by this reference.


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

Item 4. Source and Amount of Funds or Other Considerations

  (a) The information set forth in the Offer to Purchase under the caption
"THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by this reference.

  (b) Not applicable.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposal of the Bidder

  The information set forth in the Offer to Purchase under the caption "THE
TENDER OFFER--12. Purpose of the Offer" is incorporated herein by this reference.

  (a)-(g) Not applicable.

Item 6. Interest in Securities of the Subject Company

  (a)-(b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--8. Certain Information
Concerning Castle Creek" is incorporated herein by this reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

  Not applicable.

Item 8. Persons Retained, Employed or to be Compensated

  The information set forth in the Offer to Purchase under the caption
"INTRODUCTION" and "THE TENDER OFFER--15. Fees and Expenses" is incorporated herein by this reference.

Item 9. Financial Statements of Certain Bidders

  Not applicable.

Item 10. Additional Information

  (a) Not applicable.

  (b) The information set forth in the Offer to Purchase under the caption
"THE TENDER OFFER--14. NBA Approval" is incorporated herein by this reference.

  (c)-(e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by this reference.

Item 11. Material to be Filed as Exhibits

   (a)(1) Offer to Purchase, dated January 13, 1999
   (a)(2) Letter of Transmittal
   (a)(3) Notice of Guaranteed Delivery
   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees
   (a)(6) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9
   (a)(7) Form of Summary Advertisement, dated January 13, 1999
   (a)(8) Press Release, dated January 13, 1999 issued by Castle Creek
   (b)    None
   (c)    None
   (d)    None
   (e)    Not Applicable
   (f)    None

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

                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1999

                                          CASTLE CREEK PARTNERS, L.P.

                                          By: Castle Creek Partners GP, Inc.
                                          Its: General Partner

                                          /s/ Richard G. Pond
                                          _____________________________________
                                          By: Richard G. Pond
                                          Its: Executive Vice President

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                                 EXHIBIT INDEX

                                                                   Sequentially
 Exhibit                                                             Numbered
 Number                          Exhibit                               Page
 -------                         -------                           ------------
 (a)(1)  Offer to Purchase, dated January 13, 1999
 (a)(2)  Letter of Transmittal
 (a)(3)  Notice of Guaranteed Delivery
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
 (a)(5)  Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees
 (a)(6)  Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
 (a)(7)  Form of Summary Advertisement, dated January 13, 1999
 (a)(8)  Press Release, dated January 13, 1999 issued by Castle
          Creek
 (b)     None
 (c)     None
 (d)     None
 (e)     Not Applicable
 (f)     None

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